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                             SHAREHOLDER AGREEMENT
                                   BETWEEN
                         AVANTOR ASA AND AKER RGI ASA

This agreement has reference to the following existing agreements:

- Agreement between RGI Real Estate, Inc. and Avantor International AS of 3 July 1995
- Addendum No.1 to Agreement between RGI Real Estate, Inc. and Avantor International AS of June 1996

Avantor ASA has the right, through Avantor International (Avantor Int'l) to exchange its equity interest in RGI Holdings, Inc. for shares in Legend Properties, Inc. (formerly Banyan Mortgage Investment Fund). In this context, the parties agree the following:

1. The option period for converting to Legend shares will be increased by one year to 31 December 1999.

2. If Avantor Int'l exercises its option during this period, Avantor Int'l undertakes not to distribute on or sell such shares before the end of the option period without the consent of Aker RGI. If Aker RGI (or companies owned by Aker RGI) sells shares in Legend during the option period, Avantor Int'l has the right to include its shares proportionally (in relation to the number of shares owned) in such a sale.

3 If Avantor Int'l, after having exercised the option, and for as long as the option shares are owned by Avantor (or its wholly-owned subsidiaries), wishes to nominate a representative to the board of directors of Legend, Aker RGI will vote in favor of this. Avantor Int'l accepts that such nomination will not be made at the expense of the seats of Storetvedt and Uptain on the board.

Oslo, den 7/4/97



            /s/                                               /s/
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Avantor ASA                                      Aker RGI ASA